1. Name and Address of Reporting Person
   Wilson, Barry W.
   Medtronic, Inc.
   710 Medtronic Pkwy
   Minneapolis, MN 55432-
2. Issuer Name and Ticker or Trading Symbol
   Medtronic, Inc. (MDT)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2/2002 R1
5. If Amendment, Date of Original (Month/Day/Year)
   03/06/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Sr. Vice President, International
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/21/2002 M             20692       A      $13.5313                    D
Common Stock                       02/21/2002 F             -670        D      $47.3700                    D
Common Stock                       02/21/2002 F             -5911       D      $47.3700                    D
Common Stock                       02/21/2002 S             -14200      D      $47.7000   54203.677 <F1>   D
Common Stock                                                                              750              I           As custodian
                                                                                                                       for daughter
Common Stock                                                                              750              I           As custodian
                                                                                                                       for son
Common Stock                                                                              1169.026         I           By ESOP

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $43.5    10/25/2001 A      V  50575       10/25/2002 10/25/2011 Common  50575    $0.0000    50575    D
(Right to buy)                                           <F2>                  Stock
Stock Options  $47.8    06/28/2001 A      V  31381       06/28/2003 06/28/2011 Common  31381    $0.0000    31381    D
(Right to buy)                                           <F3>                  Stock
Employee St    $13.5313 02/21/2002 M               20692            11/30/2005 Common  20692    $0.0000    0        D
Opt (Right to                                                                  Stock
Buy)

Explanation of Responses:

<F1>
Includes 454 shares acquired under the 1995 Employees Stock Purchase Plan on November 1, 2001.
<F2>
These options become exercisable at the rate of 25% of the shares granted per year beginning on the first anniversary of grant.
<F3>
These options become exercisable at a rate of 50% on the second anniversary of the grant date and 25% on the third and fourth anniversary.

SIGNATURE OF REPORTING PERSON
/s/ Barry W. Wilson

DATE
03/14/2002